UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1933

For the transition period from            to

Commission file number 1-12080

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Properties, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

POST PROPERTIES, INC. 401(K) PLAN

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator
Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Post Properties, Inc. 401(k) Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia
July 7, 2004

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

MEMBERS OF THE LEADING EDGE ALLIANCE AND KRESTON INTERNATIONAL

POST PROPERTIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
Investments, at fair value	$18,398,336	$15,091,479
Receivables
Employee Contribution	2,229	—
Employer Contribution	513,398	452,175
Miscellaneous	4,554	—

TOTAL RECEIVABLES	520,181	452,175

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$18,918,517	$15,543,654

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Contributions
Employer	$513,398
Participants	1,974,984
Rollover	66,290

TOTAL CONTRIBUTIONS	2,554,672

Investment income
Interest and dividends	361,505
Net appreciation in fair value of investments	3,095,970

TOTAL INVESTMENT INCOME	3,457,475

TOTAL ADDITIONS	6,012,147

Deductions from net assets attributed to:
Forfeitures used to offset employer contribution	(52,636)
Benefits paid to participants	(2,584,648)

TOTAL DEDUCTIONS	(2,637,284)

NET INCREASE IN BENEFITS	3,374,863
Net Assets Available for Benefits at Beginning of Year	15,543,654

Net Assets Available for Benefits at End of Year	$18,918,517

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1-DESCRIPTION OF THE PLAN

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed 3 months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are discretionary and match 50% of employee deferrals that do not exceed 4% of eligible compensation. The Company may make additional discretionary contributions. Company contributions are invested directly into Post Properties, Inc. common stock. Effective January 1, 2004 Participants may immediately reallocate Company contributions from Company stock to other Plan investments. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are fully vested in their contributions and the earnings thereon. Vesting in Sponsor contributions and related earnings accrues using a graduated scale based on years of service. Participants with six or more years of service are fully vested in all their accounts.

Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with local prevailing rates charged by banks and have a definite repayment period. Principal and interest is paid ratably through payroll deductions.

POST PROPERTIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1-DESCRIPTION OF THE PLAN-Continued

Payment of Benefits: On termination of service for any reason a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion of that vested interest.

Participants who have been in the Plan for a total of five years may withdraw up to 50% of their vested rollover account and vested employer discretionary profit sharing contribution account and, thereafter, at the end of each full five year period.

Account balances that do not exceed $5,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Company.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. Employer contributions for 2003 and 2002 were reduced by $58,073 and $52,636, respectively, from forfeited accounts.

NOTE 2-ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the plan are prepared under the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Net realized gains (losses) and unrealized (depreciation) appreciation are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net (depreciation) appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Reinvested dividends are recorded on the ex-dividend date.

POST PROPERTIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 2-ACCOUNTING POLICIES-Continued

Payments of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3-INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 or 2002 are as follows:

	2003		2002
STI Classic Prime Quality Money Market Fund	$1,729,439		$2,260,216
STI Classic Value Income Stock	2,425,720		2,033,394
STI Classic Balanced	2,086,046		1,695,536
Vanguard 500 Index Fund	2,689,894		1,928,412
Post Properties, Inc. Common Stock	2,390,104	*	1,929,108	*
Janus Worldwide Fund	—		880,074
STI Classic Small Cap Growth Stock Fund	2,827,241		1,929,103
Templeton Growth Fund	1,097,367		—

Net appreciation in fair value of investments for the year ended December 31, 2003 is comprised of:

Mutual funds	$2,744,713
Post Properties common stock	351,257

$3,095,970

* Post Properties, Inc. common stock are non-participant directed investments to the extent of employer contributions until January 1, 2004 at which time, all investments will be participant directed. (See Note 1)

POST PROPERTIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 3-INVESTMENTS-Continued

Security transactions are accounted for on the trade dates.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

Information about the net assets and significant components of the changes in net assets relating to the Company’s stock is as follows as of December 31:

	2003	2002
Net Assets:
Post Properties, Inc. Common Stock	$2,390,104 *	$1,929,108	*

Change in Net Assets:
Contributions	558,967
Dividends and interest	188,724
Net appreciation in fair value	351,257
Distributions to participants	(426,115)
Transfers	(211,837)

	$460,996

* Post Properties, Inc. common stock are non-participant directed investments to the extent of employer contributions until January 1, 2004 at which time, all investments will be participant directed. (See Note 1)

NOTE 4-TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 4, 2003, that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan administrator and the Plan tax counsel believe that the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that,

POST PROPERTIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 4-TAX STATUS-Continued

as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.

NOTE 5-RELATED PARTY TRANSACTIONS

The Plan held 85,603 and 80,719 shares of Post Properties, Inc. (the Plan sponsor) as of December 31, 2003 and 2002 with a fair value of $2,390,104 and $1,929,108, respectively.

Certain plan investments are shares of registered investment companies and common/collective trusts managed by SunTrust Bank. SunTrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6-PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7-RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits paid to the participants per the financial statement	$2,584,648
Participant loan distributions	(81,054)
Amounts allocated to withdrawing participants	299,267

Benefits paid to the participants per the 5500	$2,802,861

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — ASSETS HELD AT END OF THE YEAR

December 31, 2003

	Identity of Issuer,
	Borrower, Lessor,	Description of			Current
	or Similar Party	Investment	Cost		Value
*	SunTrust	STI Classic Small Cap Growth Stock Fund, 143,587.68 shares	(a	)	$2,827,241
		Vanguard 500 Index Fund, 26,199.42 shares	(a	)	$2,689,894
		STI Classic Value Income Stock, 217,944.29 shares	(a	)	$2,425,720
		STI Classic Balanced Fund, 170,289.50 shares	(a	)	$2,086,046
		STI Classic Prime Quality Money Market, 1,674,107.24 shares	(a	)	$1,729,439
		Templeton Growth Fund, 53,089.86 shares	(a	)	$1,097,367
		American Century Ultra Advisor Fund, 31,541.83 shares	(a	)	$832,704
		Putnam Investors Fund, 70,079.33 shares	(a	)	$783,487
		STI Classic Investment Grade Bond, 34,221.61 shares	(a	)	$362,065
		T. Rowe Price Midcap Growth Fund, 8,461.76 shares	(a	)	$360,894
		STI Classic International Equity Index, 27,900.50 shares	(a	)	$304,394
		STI Classic Life Vision Growth & Income, 2,550.58 shares	(a	)	$27,113
		STI Classic Life Vision Aggressive Growth, 1,277.72 shares	(a	)	$12,828
		STI Classic Life Vision Moderate Growth, 1,102.52 shares	(a	)	$11,027
**	Post Properties, Inc.	Common stock, 85,603.42 shares	$2,786,866		2,390,104
*	Participant Loans	Interest rates range from 5.0% to 10.5%	(a	)	458,013

	TOTAL				$18,398,336

* Indicates party in interest

** Post Properties, Inc. common stock are non-participant directed investments to the extent of employer contributions until January 1, 2004 at which time, all investments will be participant directed. (See Note 1)

(a) Participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2004	By:	Post Properties, Inc., the Plan Administrator of the 401(k) Plan
/s/ Linda J. Ricklef Linda J. Ricklef Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP